UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

BOISE INC.

(Name of Subject Company)

BOISE INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09746Y105

(CUSIP Number of Class of Securities)

Karen E. Gowland

Senior Vice President, General Counsel and Secretary

Boise Inc.

1111 West Jefferson Street, Suite 200

Boise, Idaho 83702-5388

(208) 384-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2013 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Bee Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Packaging Corporation of America (“Parent”), to purchase all of the outstanding shares (the “Shares”) of common stock of Boise Inc., par value $0.0001 per share, at a purchase price of $12.55 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2013, and the related Letter of Transmittal, each of which is attached to the Schedule TO filed by Parent and Purchaser with the SEC on September 26, 2013.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the antepenultimate paragraph in the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” as follows:

“On September 15, 2013, negotiations on the draft merger agreement continued. That night the Company convened a special in-person meeting of the Company Board. The meeting was delayed and interrupted multiple times as the parties negotiated the remaining terms of the merger agreement, including the termination fee. Early in the morning on September 16, 2013, the parties agreed to a resolution of remaining open issues, including a termination fee of 3.5% of equity value, and the Company Board meeting continued. At the Company Board meeting, J.P. Morgan reviewed the strategic alternatives and competitive bid process that had been conducted. The Company Board again reviewed issues associated with various alternatives, including, with respect to a spin-off or sale of the Company’s paper business, estimated one-time separation costs of approximately $100 million and, with respect to a sale of the Company’s packaging business, potential tax costs of an even greater amount. The Company Board also considered the execution risks associated with various alternatives. Among the further issues that the Company Board discussed with respect to a spin-off or sale of either the Company’s paper business or packaging business were concerns (i) that a spin-off of the Company’s paper business or a sale of the Company’s packaging business would leave the resulting paper business thinly capitalized with a highly concentrated customer base, (ii) as to the significant dis-synergies entailed in a splitting of corporate services and (iii) as to costs related to a spin-off of the Company’s paper business or sale of the Company’s packaging business, including potential additional payments to the Company’s debt holders. The Company Board also considered the potential impact on the Company’s paper business and on the paper market generally of the IP Announcement, including the Company Board’s assessment of the markets affected and the timing of such impact. The Company Board additionally took into account that the highest indication of interest that the Company received for its packaging business was approximately $1.3 billion on a debt-free basis, which did not reflect completed diligence, and that the highest indication of interest that the Company received for the Company’s paper business was approximately $500 million on a debt-free basis (which had been reduced from an initial $775 million indication following diligence by the potential acquiror), which valuation was reconfirmed after the IP Announcement. The Company Board noted that these two highest indications of interest would imply a value of $1.8 billion on a debt-free basis for the Company’s businesses, which, after adjusting for the Company’s outstanding debt, would imply a value per share of approximately $10.90 before taking into account separation and tax costs. The Company Board also noted that the expected separation and tax costs were sufficiently material that the implied aggregate value to Company stockholders from the separate sales of the Company’s paper and packaging businesses was expected to be significantly lower than the Offer Price of $12.55. Following a review of the Company Board’s fiduciary duties by a representative of Skadden, a review of the terms of the proposed merger agreement, a valuation analysis from J.P. Morgan, the rendering of an opinion by J.P. Morgan to the effect that, as of the date of such opinion, and subject to and based on the factors, assumptions, limitations and qualifications set forth therein, the $12.55 per share consideration to be received in the Offer and Merger by holders of Shares was fair, from a financial point of view, to such holders and a discussion of the proposed merger agreement and potential alternatives, the Company Board unanimously

(i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of the Company and its stockholders, (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby, including that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware and that the Merger will be consummated as soon as practicable following the consummation of the Offer, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares in the Offer. Immediately following the meeting of the Company Board, the compensation committee of the Company Board reviewed the terms of, and approved, certain Company employment compensation and employee benefit arrangements with respect to the employees of the Company, as more fully described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.””

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the fourth sub-bullet point and by adding a new sub-bullet point immediately thereafter under the bullet point entitled “Transaction Financial Terms; Premium to Market Price” in the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation” as follows:

•	“the fact that no other potential bidder submitted an offer to acquire the Company on terms as favorable as those contained in the Offer and the Merger, with several potential bidders indicating that they could not support a valuation at the level of the Offer Price;

•	the fact that the highest current indication of interest for the Company’s paper business of approximately $500 million, and for the Company’s packaging business of approximately $1.3 billion, each on a debt-free basis, would have yielded significantly less aggregate value to Company stockholders than the consideration to be received in the Offer and the Merger, even before taking into account separation and tax costs associated therewith; and”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the sixth paragraph and by adding three new paragraphs immediately thereafter in the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor—Public Trading Multiples Analysis” as follows:

“Based on the results of these analyses and other factors which it considered appropriate, J.P. Morgan applied (i) a Firm Value/EBITDA 2013E multiple range of 5.75x to 6.75x to the Company management’s projected 2013E EBITDA, (ii) a Firm Value/EBITDA 2014E multiple range of 5.00x to 6.00x to the Company management’s projected 2014E EBITDA, (iii) a Firm Value/EBITDA-CAPEX 2013E multiple range of 9.00x to 11.00x to the Company management’s projected 2013E EBITDA minus 2013E capital expenditures and (iv) a Firm Value/EBITDA-CAPEX 2014E multiple range of 7.00x to 9.00x to the Company management’s projected 2014E EBITDA minus 2014E capital expenditures. These multiple ranges reflect a sum-of-the-parts methodology. The resulting valuation range is illustrative and does not take into account various costs that would be incurred in a separation of the businesses, does not reflect the price at which either of the Company’s divisions could be sold and does not reflect an assessment of the values at which either division could be expected to trade on a stand-alone public company basis.

To estimate a sum-of-the-parts trading value, J.P. Morgan considered the public trading multiples of companies considered similar to each of the Company’s paper and packaging segments. The FV/EBITDA trading multiple range incorporated an assumed multiple range for the Company’s paper division informed by the multiple of Domtar Corporation and a trading multiple range for the Company’s packaging division informed by the containerboard peer median. J.P. Morgan also considered differences in financial performance and growth prospects of the Company’s businesses and such other factors that J.P. Morgan deemed appropriate.

The percentage of EBITDA from each of the Company’s paper and packaging divisions was applied to the paper and packaging trading multiples, respectively, to generate the weighted average trading multiple ranges assumed in the analysis.

J.P. Morgan’s analysis resulted in the following implied per Share price ranges, rounded to the nearest ten cents, as compared to the per Share consideration of $12.55:”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the first sentence of the first paragraph in the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor—Selected Transaction Analysis” as follows:

“Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be sufficiently analogous to the Company’s business or aspects thereof.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the second paragraph in the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor—Selected Transaction Analysis” as follows:

“None of the selected transactions reviewed was identical to the Transaction, and the transaction multiples associated with prior transactions do not purport to be reflective of the price at which the Company could be sold. Transactions involving diversified forest products companies were excluded because these companies were not judged by J.P. Morgan to be sufficiently similar to the Company’s business. Based on the results of this analysis and taking into account differences in the Company’s business and such other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a TV/LTM EBITDA multiple range of 6.00x to 7.00x to the Company management’s estimate for EBITDA for the twelve months ended September 30, 2013 (“LTM EBITDA”). The analysis resulted in the following implied per Share price range, rounded to the nearest ten cents, as compared to the per Share consideration of $12.55:”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis” as follows:

“J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2013 through 2022 based upon financial projections prepared by management of the Company for the fiscal years 2013 through 2015, and extrapolations of such estimates for the fiscal years 2016 through 2022. J.P. Morgan was advised by Company management that the forecasts took into account the expected effects of the Company’s strategic initiatives, both at the DeRidder, Louisiana mill and in the Company’s paper business. The extrapolations were developed by J.P. Morgan and were reviewed and approved by management of the Company. These extrapolations were based on the Company’s historical performance and on the financial performance implied by the projections from the Company’s management. J.P. Morgan also calculated a range of terminal values of the Company at the end of the ten year period ending 2022 by applying a perpetual growth rate ranging from (0.25)% to 0.25% to the unlevered free cash flow of the Company during the terminal period of the projections. J.P. Morgan chose a range of perpetual growth rates ranging from (0.25%) to 0.25% to reflect the expected growth of the Company’s free cash flow in a steady state after the year 2022. This range was established following a review of the expected long-term growth of each of the Company’s operating segments and consideration of forecasts from industry sources including RISI, Inc. J.P. Morgan estimated that the long-range growth rate for the Company’s packaging division would be approximately 1.5% and for the Company’s paper division would be approximately (3.0%). The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 8.5% to 10.5%, which were chosen by J.P. Morgan based upon an analysis of the capital structures and costs of equity and debt of the Company and its publicly traded comparable companies. In calculating the implied fully diluted equity value per Share, J.P. Morgan adjusted the implied Firm Value for the Company’s net debt and divided by the fully diluted Shares outstanding. Based on the foregoing, the analysis resulted in an implied per Share range between $9.40 and $13.80, rounded to the nearest ten cents, as compared to the per Share consideration of $12.55.”

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor—Analyst Price Targets” as follows:

“J.P. Morgan reviewed the price targets for Shares by certain equity research analysts, and noted that such price targets ranged from $10.50 per Share to $12.00 per Share. These targets were based on estimates published from May 5, 2013 to September 13, 2013. J.P. Morgan noted that this review of analyst price targets was not a valuation methodology or a component of its fairness analysis but was presented merely for informational and reference purposes.”

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by restating in its entirety the first paragraph in the section entitled “Additional Information—Certain Company Projections” as follows:

“The Company’s management does not as a matter of course make public projections as to future performance or earnings. Given the cyclical, commodity nature of its businesses, projections for extended periods become highly speculative and unreliable. However, the Company provided, among other information, certain non-public forward-looking information concerning the Company’s anticipated operating performance (detailed in the “Summary Management Forecast” table below) prepared by the Company’s management to the Company Board in connection with its consideration of the Offer and the Merger, and to J.P. Morgan. The projections include the expected impact of strategic initiatives approved by the Company’s Board, including the DeRidder and International Falls initiatives announced in May 2013. The projections reflect the anticipated improvements to future financial performance as well as the required investment in capital expenditures and working capital to achieve such initiatives. Financial projections for the fiscal years 2013 through 2015 were prepared by management of the Company and financial projections for the fiscal years 2016 through 2022 (detailed in the “Summary Extrapolated Projections” table below) were extrapolated from the fiscal year 2013 through 2015 projections. These extrapolations for fiscal years 2016 through 2022, which were developed by J.P. Morgan and were reviewed and approved by management of the Company, were based on the Company’s historical performance and on the financial performance implied by the projections for fiscal years 2013 through 2015 prepared by the Company’s management. Certain of these financial projections were also provided to Parent, Purchaser and Parent’s financial advisor.”

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following sentence to the end of the third paragraph in the section entitled “Additional Information—Certain Company Projections”:

“In addition, as the financial projections for the fiscal years 2016 through 2022 were extrapolated from the fiscal year 2013 through 2015 projections, they are inherently even more speculative than the projections for fiscal years 2013, 2014 and 2015.”

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following heading and table at the end of the section entitled “Additional Information—Certain Company Projections”:

SUMMARY EXTRAPOLATED PROJECTIONS

(Amounts in Millions)

	FY 2016P	FY 2017P	FY 2018P	FY 2019P	FY 2020P	FY 2021P	FY 2022P
Sales	$2,538	$2,545	$2,531	$2,519	$2,507	$2,498	$2,489
EBITDA	$427	$429	$419	$418	$417	$416	$416
Capex	$122	$125	$124	$123	$123	$122	$122
Free Cash Flow	$190	$189	$185	$184	$182	$181	$179

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BOISE INC.

By:	/s/ Karen E. Gowland
	Name:	Karen E. Gowland
	Title:	Senior Vice President,
General Counsel and Secretary

Dated: October 15, 2013